UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantlab Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Greenway Plaza, Suite 200
(No. and Street)

Houston	Texas	77046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sabrina E. Buniva (713) 400-5914
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

6002 Rogerdale Road, Suite 300	Houston	Texas	77072
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sabrina E. Buniva _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantlab Securities, LP _____ , as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JESSICA REYES
Notary Public, State of Texas
Comm. Expires 12-27-2023
Notary ID 132295443

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

QUANTLAB SECURITIES, LP
(SEC Identification No. 8-65239)

Statement of Financial Condition
with Report of Independent Registered Public Accounting Firm

December 31, 2019

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Quantlab Securities, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quantlab Securities, LP as of December 31, 2019 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Quantlab Securities, LP as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Quantlab Securities, LP's management. Our responsibility is to express an opinion on Quantlab Securities, LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quantlab Securities, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Quantlab Securities, LP is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of Quantlab Securities, LP's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

Marcum LLP

We have served as Quantlab Securities, LP's auditor since 2015.

Houston, Texas
March 4, 2020

MARCUMGROUP
MEMBER

QUANTLAB SECURITIES, LP

Statement of Financial Condition

December 31, 2019

ASSETS	
Cash	$ 2,018,160
Other receivables	4,694
Receivables from related party	141,025
TOTAL ASSETS	$ 2,163,879
LIABILITIES AND PARTNERS' CAPITAL	
Accounts payable	$ 103,047
Accrued expenses	95,307
Payable to related party	22,500
Total liabilities	220,854
Partners' capital:	
General partner	27,000
Limited partners:	
Limited partnership interest	1,912,965
Class B limited partner	3,060
Total partners' capital	1,943,025
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 2,163,879

The accompanying notes are an integral part of these financial statements.

QUANTLAB SECURITIES, LP

Notes to Statement of Financial Condition

December 31, 2019

(1)   Organization and Nature of Business

Quantlab Securities, LP (the "Partnership") was organized as a Delaware limited partnership pursuant to an agreement of limited partnership dated as of December 7, 2001. The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Partnership's office is located in Houston, Texas.

The term of the Partnership is through December 31, 2051. The Partnership may continue, by unanimous consent, from calendar year to calendar year until terminated, as provided in the partnership agreement. However, the term of the agreement shall not be extended beyond December 31, 2065.

The Partnership receives brokerage commissions and other fees from transactions in certain investment accounts maintained by a client of QCM Cayman, Ltd. ("QCMC"), on a fully disclosed basis. QCMC, a Cayman Islands exempted company, is a registered investment adviser under the Investment Advisers Act of 1940. QCMC is wholly owned by an affiliate of the Partnership.

Effective January 1, 2020, the Partnership's agreement with QCMC was terminated. There are no current plans to provide services to other clients. In addition, the Software Development and Maintenance Agreement with Quantlab US, Inc. ("Q US") discussed in Note 3 was also terminated, effective January 1, 2020. The Partnership filed a FINRA Form BDW to withdraw its registrations with FINRA and the Securities Exchange Commission on January 2, 2020.

(2)   Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For purposes of the statement of cash flows, cash includes cash held at banks and brokerage firms. These cash balances may at times exceed federal insured limits. As of December 31, 2019, the uninsured portion of cash amounted to $1,413,559. The Partnership has not experienced any losses in such accounts. The Partnership believes it is not exposed to any significant credit risk on cash.

Credit Risk

The Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty.

(2)   Summary of Significant Accounting Policies, continued

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the partnership has the ability to access at the measurement date (examples include active exchange-traded equity securities, listed derivatives, and most U.S. Government and agency securities).

- Level 2 – Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets.

- Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect managements' own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As of December 31, 2019 the Partnership held no assets and liabilities to be measured at fair value.

Income Taxes

The Partnership is not a taxpaying entity for federal income tax purposes. The income or loss of the Partnership is included in the separate income tax returns of the partners. Accordingly, no provision is made for federal income taxes in the Partnership's financial statements. At December 31, 2019, there were no material differences between the tax basis and reported amounts of the Partnership's assets. The Partnership is subject to a Texas gross margin tax as a limited liability entity under state law. The tax is accounted for as an income tax under generally accepted accounting principles.

(2)   Summary of Significant Accounting Policies, continued

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, "Leases (Topic 842)". The new lease guidance supersedes Topic 840. The core principle of the guidance is that entities should recognize the assets and liabilities that arise from leases. In July 2018, the FASB issued ASU No. 2018-11, "Leases (Topic 842): Target Improvements". The new standard establishes a right-of-use model ("ROU") that requires a lessee to recognize an ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. The Partnership adopted Topic 842 as of January 1, 2019. In addition, the Company elected practical expedients provided by the new standard, whereby the Partnership has elected to not reassess its prior conclusions about lease identification, lease classification, and initial direct costs and to retain off-balance sheet treatment of short-term leases (i.e., 12 months or less and do not contain a purchase option that the Partnership is reasonably certain to exercise). As a result of the short-term expedient election, the Partnership has no leases that require the recording of a net lease asset and lease liability on the Partnership's balance sheet or have a material impact on earnings or cash flows as of December 31, 2019.

The Partnership does not believe that any other recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying financial statements.

Subsequent Events

Management has evaluated whether subsequent events for transactions which have occurred after December 31, 2019 require recognition or disclosure in the financial statements through the date the financial statements were issued. As mentioned in Note 1, the Partnership's agreements with QCMC and Q US were both terminated, effective January 1, 2020. There are no current plans to liquidate the Partnership. No other events require adjustment or disclosure.

(3)   Related Party Transactions

The Partnership entered into a Software Development and Maintenance Agreement in April 2016 with Q US. Q US is wholly owned by an affiliate of the Partnership. Q US is to undertake the maintenance, modification and enhancement of certain proprietary software technology used for trading activities, in exchange for a monthly fee of $45,000 per month. At December 31, 2019 the Partnership owed Q US $22,500 for a portion of December's fee.

The Partnership has a receivable from the trading partnership of $141,025 at December 31, 2019. QCMC is wholly owned by an affiliate of the Partnership.

The Partnership has an agreement to lease office space from Quantlab Financial, LLC ("QLF"), an affiliate of the Partnership, for approximately $2,500 per month on a month-to-month basis.

As mentioned in Notes 1 and 2, all related party agreements were terminated effective January 1, 2020.

(4)   Contingencies

In the normal course of business, the Partnership is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. The Partnership is unable to predict the outcome of these matters. However, the Partnership believes the outcome of any resulting actions will not be material to its financial statements.

(5)   Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2019, the Partnership had net capital of $1,797,306 which exceeded its required net capital of $100,000 by $1,697,306. The Partnership's ratio of aggregate indebtedness to net capital was 0.12 to 1. There were no liabilities subordinated to the claims of general creditors during 2019.

(7)   Partners' Capital

Partners' capital consists of the general partnership interest and limited partnership interests (including Class B). Losses of the Partnership are allocated to the partners, other than Class B limited partners, in proportion to their respective percentage interests (as such term is defined in the limited partnership agreement) in the Partnership. Profits, after taking into account the special allocation of profits to the Class B limited partners, are allocated to the partners (other than the Class B limited partners) in accordance with each partner's percentage interest, provided that profits from capital events (as such term is defined in the limited partnership agreement) have a special allocation hierarchy to account for certain equity thresholds. The Class B limited partners may receive a special allocation of the annual profits of the Partnership as determined by a vote of the partners (other than the Class B limited partners). In the event of a termination of the Partnership, as provided in the partnership agreement, any remaining funds after settling all liabilities or obligations of the partnership would be returned to the partners in accordance with their percentage ownership.